SILVER WHEATON CORP.

(the “Corporation”)

2007 NI 51-102 Request Form

TO BENEFICIAL OWNERS OF SECURITIES

National Instrument 51-102 requires that the Corporation send annually to the registered holders and beneficial owners of its securities a request form to allow the securityholders to elect to receive a copy of the Corporation’s financial statements.  If you wish to receive the Corporation’s financial statements or other selective securityholder communications, please complete and return this form.

Please note that this request form will be mailed each year and both registered and beneficial securityholders must return this form each year to remain on the Corporation’s distribution list.

PLEASE RETURN TO:

Silver Wheaton Corp.

c/o CIBC Mellon Trust Company

PO Box 721

Agincourt, Ontario  M5A 4K9

The undersigned securityholder of the Corporation hereby elects to receive:

(A)	Annual financial statements and MD&A of the Corporation, or

(B)	Interim financial statements and MD&A of the Corporation, or

(C)	Both (A) and (B) as described above.

NAME: (Please print)

ADDRESS:

SIGNATURE:	DATE:
I certify that I am a securityholder of the Corporation